Mother Kombucha WeFunder direct testing the waters communications:

Over the past 9 years, Mother Kombucha has grown from a 400 sq. ft. incubation lab to Florida's fastest growing kombucha brand. We want to thank you, our customers, for the support you've shown us throughout the years. We've always stayed true to our roots as a community-driven enterprise and we're thrilled to announce the launch of our first crowd-funding campaign, allowing supporters to be part of the next wave of Mother Kombucha's growth. As we continue our evolution from a St. Pete start-up to a Southeast regional brand, we'd love you to be a part of the Mother Kombucha adventure.

Whether you're a fan who wants to take a first foray into crowdfunding or an experienced investor looking for a compelling opportunity in a growing market, we'd love to have you along for the journey. Investment amounts start at $100 and you pick the investment amount. As an added bonus, you will receive exclusive merchandise as a fun perk for joining us.

If you are interested in becoming a MotherFunder, please take a look at our WeFunder page located at the link below.

Thank you for being here for our journey.
Cheers,
Tonya and Mother Kombucha Team